MAIL STOP 3561

January 3, 2007

Mr. Liang Zhang
Chief Executive Officer
Synutra International, Inc.
15200 Shady Grove Road
Suite 350
Rockville, MD 20850

> **Re:** **Synutra International, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **March 31, 2006**
> **Filed November 13, 2006**
> **File No. 000-50601**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended March 31, 2006
Management's Discussion and Analysis or Plan of Operation
Results of Operations, page 33

1.   We reviewed your response to our prior comment one. Your revised disclosure did not provide sufficient detail supporting your variances, thus the comment is reissued. Please revise your disclosure for each period to

describe and quantify underlying material activities that generate income statement variances between periods. For example: (i) describe the factors that contributed to the $104 average cost per unit decrease, (ii) describe the factors resulting in increased sales force compensation (e.g. the number of sales personnel increased from X to Y and/or bonuses were $A compared to $B, etc.), and (iii) quantify the changes attributed to administrative staff salaries, management expenses and the cost of being a public company.

Financial Statements
Statements of Changes in Equity, page F-6

2.   We reviewed your revised statement of shareholders equity as a result of our prior comment three. Considering the cancellation of 1,517,500 shares was contemporaneous with the recapitalization and did not involve the provision of services, please revise to retroactively restate the cancellation of these shares.

3.   We reviewed your revised statement of shareholders equity as a result of our prior comment three. In a recapitalization, the historical retained earnings or accumulated deficit should be that of the accounting acquirer (i.e., Synutra). Considering Synutra presented an accumulated deficit of $3,456,002 and $3,237,779 on January 1, 2004 and June 30, 2004, respectively, (as filed in an amended Form 8-K on August 22, 2005), show us how you determined the accumulated deficit balance of $2,521,710 at April 1, 2004.

Notes to Financial Statements

Note 1 – Organization and Principal Activities, page F-9

4.   Considering you are consolidating Qingdao Women and Children Nutrition Research Co., Ltd. based on the requirements of FIN 46(R), please revise to provide disclosures required by paragraph 23 of FIN 46(R). Also, provide us with your analysis supporting your conclusion, including your determination of the primary beneficiary.

5.   We reviewed your response to our prior comment four. In order to support the consolidation of your subsidiaries, please revise your filing to clarify the voting interest in Sheng Zhi Da Dairy Group Corporation and Beijing Honnete held by Mr. Zhang and Ms. Meng, as applicable, at December 31, 2003.

6.   With respect to the related parties disclosed in Note 7, please tell us how you evaluated whether such entities were within the scope of paragraph 4(h) of FIN 46(R), and if so, how you evaluated whether the entities were variable interest entities that should be consolidated by you. Discuss the economic substance of each entity apart from its relationship with you and your owners. Revise your disclosures as appropriate.

Note 3 – Summary of Principal Accounting Policies (Revenue Recognition), page F-12

7.   We reviewed your response to our prior comment seven. With regard to product returns from supermarket retailers, your policy states that you deduct expired products from revenue, yet your policy also states that you record a sales return reserve. Please revise your revenue recognition policy to clearly disclosure the return rights of the retailers, how you provide for returns from retailers and what "portion" of the sales return is recorded (e.g. expired, damaged and/or ordinary course returned product). Also, disclose how new product offerings are considered in your analysis of returns.

8.   In connection with the comment above, please revise to include your accounting policy related to returns from distributors (e.g. distributor return rights, expired and damaged product returns, etc.).

Note 10 – Other Income, F-18

9.   We note you have included sales (and related costs) of nutritional supplement ingredients, anhydrous milk fat, non-fat dry milk and toll packaging and blending services in other income. Please provide us with your basis for recording these amounts in other income versus revenue and cost of revenue, including references to authoritative literature that support your conclusion.

Note 18 – Restatement, F-22

10.   We reviewed your response to our prior comment five. Please revise to disclose how you determined the 2,879,500 shares issued as transaction costs were valued at $567,000. See paragraphs 8 through 10 of SFAS 123.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies